Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades Sells its Norampac Avot-Vallée Mill
February 21, 2011 — Kingsey Falls, Quebec - Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces that it has reached an agreement on February 18, 2011, with OpenGate Capital a private equity firm, for the sale of its Norampac Avot-Vallée mill. The transaction should be completed on March 1, 2011.
Located in the North of France, Norampac Avot-Vallée specializes in the manufacturing of linerboard (white Testliner) made from 100% recycled fibres, produces more than 145,000 tons yearly and has approximately 160 employees. Since 1987, Cascades supports its French subsidiary with strategic investments that have enabled Norampac Avot-Vallée to be the 1st French producer in terms of white Testliner volume and to work with the largest European groups.
“Since Norampac’s priority is to consolidate its leader position in North America, Cascades came to the conclusion that it would be more strategic for the group to sell the Avot-Vallée mill to a company that has the ability to ensure its development and continuity”, said Marc-André Dépin, President and Chief Executive Officer of Norampac, a Division of Cascades Canada Inc.
Mr. Alain Lemaire, Cascades’ President and Chief Executive Officer added: “This transaction is part of our strategy to simplify our portfolio of assets, reduce our debt and concentrate on developing and improving the competitiveness of our key operations in packaging, tissue papers and recovery. Therefore, I wish to thank all the employees for their involvement and efforts over the last 20 years.”

About Cascades
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its experience of over 45 years in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:	Source:

Didier Filion	Marc-André Dépin
Director, Investor Relations	President and Chief Executive Officer
Cascades Inc.	Norampac, a Division of Cascades Inc.
514 282-2697